Exhibit 99.1

Block Admission Application

Hong Kong, Shanghai & Florham Park, NJ — Friday, June 5, 2026: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM; SEHK:13) today announces an application has been made to the London Stock Exchange plc for a block admission of 43,616,756 ordinary shares, par value of US$0.10 each (“Ordinary Shares”) to be admitted to trading on AIM.  It is expected that such admission will become effective on June 11, 2026.

These Ordinary Shares will be issued from time to time pursuant to the exercise of share options under the Share Option Scheme adopted by the Company in 2026 (“2026 Share Option Scheme”).  When issued, these Ordinary Shares will be credited as fully paid and will rank pari passu with the existing Ordinary Shares in issue. The Company is seeking this block admission due to the adoption of the 2026 Share Option Scheme, as approved at its annual general meeting held on May 12, 2026 (“AGM”), whereby the Company was empowered to grant options under that scheme in respect of a maximum of 43,616,756 Ordinary Shares. Following admission, the total issued share capital of the Company remains unchanged at 872,335,120 Ordinary Shares, with each share carrying one right to vote and with no shares held in treasury.  The Company will make six-monthly announcements of the utilisation of the block admission, in line with its obligations under AIM Rule 29 and monthly announcements as to any changes to its total voting rights.

The balance of the existing block admission in respect of the Company’s previous share option scheme adopted in 2015 of 45,768,368 Ordinary Shares (the “Existing Block Admission”) remains in effect.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7779 436 698 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Duncan Monteith / Ramin Naji	+44 20 7545 8000